December 20, 2024

FILED VIA EDGAR

Mr. Bernard Nolan

Senior Special Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Figure Certificate Company
(File Nos. 811-23913; 333-275154)

Dear Mr. Nolan:

On behalf of the Company, submitted herewith via the EDGAR system is the response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided orally on November 12, 2024 with regard to the Company’s third pre-effective amendment to the registration statement on Form S-1 (the “Registration Statement”), relating to the registration of the Transferable Certificates and Installment Certificates (together, the “Certificates”) of Figure Certificate Company (the “Company”). The Registration Statement was filed with the Commission on October 25, 2024 under the Securities Act of 1933 (the “Securities Act”).

Below, we have provided your comment (in bold) and the Company’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Comments:

1.	We note you characterize transactions that would occur on an alternative trading system (“ATS”) as “peer-to-peer.” As transactions involving Figure Transferable Certificates occurring on or through an ATS would be intermediated transactions or, in other words, would not happen but for the software and limit order book maintained by the ATS, please revise. In this regard, it appears that you are conflating the bilateral settlement of transactions occurring on or through the Figure Securities, Inc. ATS and “peer-to-peer transactions.” In terms of so-called “peer-to-peer transactions,” we note that they may include technologies and entities that require registration as an exchange, broker-dealer, or clearing agency, or an appropriate exemption from regulation. Finally, confirm supplementally that the Figure Securities, Inc. ATS is operating pursuant to the four-step process outlined in the Division of Trading and Markets no-action letter regarding “ATS Role in the Settlement of Digital Asset Security Trades.”

Response: The Registration Statement has been revised to differentiate between peer-to-peer transactions and transactions on an ATS. Supplementally, the Company respectfully advises the Staff that the Figure Securities, Inc. ATS does not rely on the four-step process outlined in the Division of Trading and Markets no-action letter regarding “ATS Role in the Settlement of Digital Asset Security Trades.” Rather, the Figure Securities, Inc. ATS relies on the three-step process outlined in the Division of Trading and Markets no-actino letter entitled “ATS Role in the Settlement of Digital Asset Security Trades,” dated September 25, 2020.

Please do not hesitate to contact me at (202) 683-3840 or susan.gault-brown@aoshearman.com if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Susan Gault-Brown

Susan Gault-Brown
Allen Overy Shearman Sterling US LLP

cc: Clare Hove, Figure Markets Holdings, Inc.

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